Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

April 2, 2014

Via E-Mail

Lily Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Octagon 88 Resources, Inc.
Form 10-K for the Fiscal Year ended June 30, 2013
Filed October 18, 2013
Form 10-Q for the Fiscal Quarter ended December 31, 2013
Filed February 19, 2014
File No. 0-53560

Dear Ms. Dang:

The Company respectfully requests an extension until April 18, 2014 to address the comments raised in the Staff’s letter dated March 12, 2014 relating to the Company’s Form 10-K for the fiscal year ended June 30, 2013 and Form 10-Q for the fiscal quarter ended December 31, 2013.  The Company currently requires additional time to address the Staff’s comments relating to its financial statements and to provide for review of the revised Forms 10-K and 10-Q and accompanying financial statements by its auditors and attorneys.

If you have any questions regarding this request, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder